EXHIBIT 3(i)


     TEXT OF ARTICLE FOURTH OF THE COMPANY'S CERTIFICATE OF INCORPORATION
                        (as amended on June 25, 1998)


FOURTH: The aggregate number of capital stock that the Corporation shall have authority to issue is 70,500,000 shares, divided into 70,000,000 shares of Common Stock, with a par value of $1.00 per share, and 500,000 shares of Preferred Stock, with a par value of $.01 per share and issuable from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized to divide the shares of Preferred Stock into one or more series and to fix and determine by resolution the relative rights and preferences of any series so established, to the fullest extent permitted by law, including, without limitation, any voting powers, dividend rights, conversion rights, preemptive rights, liquidation preferences and redemption provisions.